NEWS RELEASE

INTEROIL ANNOUNCES LNG PROJECT DECISION TO NEGOTIATE GAS OFFTAKE WITH INDUSTRY OPERATORS

October 21, 2008 -- InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), today announced that, as a result of resolutions passed by the Board of Directors of PNG LNG, Inc., the joint venture owned by affiliates of InterOil, Pacific LNG and Merrill Lynch (“Merrill”), to construct an LNG (liquid natural gas) plant on a site adjacent to InterOil’s refinery in Papua New Guinea, Merrill does not have any right of first negotiation in respect of purchase or offtake of any LNG that may be produced by the plant. In addition, the Board of Directors adopted resolutions redeeming Merrill’s Class A voting shares. Merrill continues to hold all Class B shares issued to it and reflecting its economic interest in the Project.
This decision was taken by the Board in response to recent financial unrest and the resulting need to secure offtake arrangements directly with industry LNG participants. PNG LNG Inc. and InterOil’s joint venture subsidiary have sought protective orders in the New York State Supreme Court to affirm these resolutions and support negotiations with potential industry-based LNG offtakers. No assurances can be given as to whether the court will grant the protective order.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars.

InterOil News Release

For more information please see the InterOil website at: www.interoil.com.

FOR ENQUIRIES:

Phil E. Mulacek
Chairman & Chief Executive Officer
InterOil Corporation
Houston, Texas
Telephone: +1 281 292 1800

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the inherent uncertainty of oil and gas exploration activities; the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services; the outcomes of legal proceedings with Merrill, the ability of the joint venture to negotiate an agreement with an existing industry based LNG offtaker; risks that the litigation with Merrill will disrupt existing plans and operations; the Company’s ability to finance the development of its LNG facility; the Company’s ability to timely construct and commission the LNG facility, including the effects of international economic, credit and capital market conditions; political, legal and economic risks in Papua New Guinea; landowner claims; weather conditions and unforeseen operating hazards; the impact of legislation regulating emissions of greenhouse gases; and the risk factors discussed in the Company’s filings with the Securities and Exchange Commission, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007. In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk 4 well will ultimately be able to be extracted and sold commercially.

InterOil News Release